Stolt Offshore S.A.

NEWS RELEASE

   Stolt Offshore S.A. Reports on Sale of Stolt-Nielsen S.A. Holding in Stolt
                                 Offshore S.A.

London, England - January 13, 2005 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), today reported that the placing of 79,414,260 common shares, formerly held by Stolt-Nielsen S.A. that was announced on January 7, 2004, had been successfully concluded.

Tom Ehret, Chief Executive Officer, commented, "We thank Stolt-Nielsen for their history of support and welcome this expansion of our shareholder base. Stolt Offshore has emerged from a significant restructuring as a stronger and re-focussed company. This is a new chapter for Stolt Offshore, as an independent pureplay deepwater contractor, and our long-term prospects are positive."

The offer and sale of the Stolt. Offshore S.A. shares have not been and will not be registered under the U.S. Securities Act of 1933, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus has been or will be registered or published in the United Kingdom in respect of the securities. The securities must not be sold or offered for sale in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in Norway. The Stolt Offshore S.A.. shares will he offered to a limited number of institutional investors and therefore the offer of Stolt Offshore S.A. shares has not been, and will not be, subject to an obligation to issue a prospectus under the Norwegian Securities Trading Act and the Norwegian Stock Exchange Regulations. Accordingly, use the offer may not be made available, nor may the shares otherwise be marketed and offered for sale in Norway, other than in circumstances which are deemed not to be an offer to the public in Norway under the Norwegian Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in Sweden. The Stolt Offshore S.A. shares will be offered to a limited number of institutional investors and therefore the offer of the Stolt Offshore S.A. shares has not been, and will not be, registered with the Swedish Financial Supervisory Authority under the Swedish Act on Trading in Financial Instruments (1991:980). Accordingly, the offer may not be made available, nor may the shares otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Swedish Act on Trading in Financial Instruments.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas

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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek"; and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations: and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Julian Thomson / Deborah Keedy           Patrick Handley (UK) / Ellen Gonda (US)
Stolt Offshore S.A.                      Brunswick Group
UK +44 1932 773764                       UK +44 207 404 5959
US +1 877 603 0267 (toll free)           US +1 212 333 3810
julian.thomson@stoltoffshore.com         phandley@brunswickgroup.com
deborah.keedy@stoltoffshore.com          egonda@brunswickgroup.com




Registered Office: 26. rue Louvlamv. L-1946 Luxembourg. Societe Anonvme Holding.
                            R.C. Luxembourg B 43172